

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 13, 2017

<u>Via E-Mail</u>
R. Toney Tripeny
Senior Vice President and Chief Financial Officer
Corning Inc.
One Riverfront Plaza
Corning, NY 14831

     Re: **Corning Inc.**
            Form 10-K for the Fiscal Year Ended December 12, 2016
            Filed February 6, 2017
            File No. 1-3247

Dear Mr. Tripeny:

     We refer you to our comment letter dated March 31, 2017 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Cecilia Blye

                            Cecilia Blye, Chief
                            Office of Global Security Risk

   cc: Pamela Long
         Assistant Director
         Division of Corporation Finance